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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 0)*

                             VOXCOM HOLDINGS, INC.
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                               (Name of Issuer)

                        Common Stock, Par Value $0.0001
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                        (Title of Class of Securities)

                                  928957 10 9
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                                (CUSIP Number)

                             Jasper Resources Ltd
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 6, 1999
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           (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP No.   928957 10 9                        Page     2     of     5     Pages
          ------------------                        ---------    ---------

================================================================================

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jasper Resources Ltd.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

        WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands

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                        7     SOLE VOTING POWER

Number of                     7,000,000
Shares
Beneficially            --------------------------------------------------------
Owned by
Each                    8     SHARED VOTING POWER
Reporting
Person                        -0-
With
                        --------------------------------------------------------

                        9     SOLE DISPOSITIVE POWER

                              7,000,000

                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                              -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,000,000

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                               [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30%

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14    TYPE OF REPORTING PERSON*

      CO

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

Item 1.   Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.0001 per share, of Voxcom Holdings, Inc., a Nevada corporation (the "Issuer"), with principal executive offices at 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225.

Item 2.   Identity and Background.

     This statement is filed with respect to the ownership of 7,000,000 shares of the Issuer's Common Stock. The following information is provided regarding the owner:

     (a)   Name:                 Jasper Resources Ltd.

     (b)   Business Address:     R/Joaquim
                                 Tavora, 98 Centro
                                 Telemaca, Borba, Parana, Brazil 84261-100

     (c)  Principal Occupation:  Investments

     (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Registrant is a British Virgin Islands corporation.

Item 3.   Source and Amount of Funds, or Other Consideration.

     The source of funds is Registrant's working capital.

Item 4.  Purpose of Transaction.

     The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for ancillary computer equipment.

     Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business
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or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ; (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5.   Interests in Securities of the Issuer.

     (a) 7,000,000 shares of Common Stock (30% of fully diluted shares outstanding).

     (b)  7,000,000 shares - sole power to vote and dispose.

     (c) There have been no other transactions in the Registrant's securities within the past 60 days.

     (d) No other person has the right to receive or the power to direct dividends from securities or the proceeds of the sale of the securities of the Issuer.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Registrant has invested $12,660,000 in the common stock of Registrant, pursuant to the documents attached as exhibits to this Schedule 13D. Pursuant to those agreements, Registrant was granted a license to act as Distributor for the Issuer's MAXpc product in Germany and rights of first refusal for the remainder of Europe. In addition, the Issuer's board of directors will be expanded to nine members, consisting of the four existing directors, three representatives of the investor and two independent directors, of which one each will be named by Registrant and the Issuer. Various provisions in the restated bylaws will prohibit Issuer from issuing new securities without the full approval of the Board. Other arrangements are set forth in detail in the attached exhibits.
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Item 7.   Material to be Filed as Exhibits.

     (1) Stock Purchase Agreement dated February 23, 1999 to purchase Series B Preferred Stock

     (2)  Assignment dated March 26, 1999

     (3) Stock Purchase Agreement dated March 26, 1999 for the purchase of 4,000,000 shares of Common Stock

     (4)  Distributorship Agreement

     (5)  Voting Agreement

     (6)  Restated Bylaws of Registrant
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Signature

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



April 13, 1999                           Jasper Resources Ltd.
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Date                                           /s/ Brahil Santos
                                         By: Brahil Santos, Authorized Agent